FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2013

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required)

For the transition period from                      to

Commission file number 1-12317

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below

National Oilwell Varco, Inc.

401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

National Oilwell Varco, Inc.

7909 Parkwood Circle Dr.

Houston, Texas 77036

REQUIRED INFORMATION

The National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits – December 31, 2013 and 2012

(c)	Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2013; and

(d)	Notes to Financial Statements

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan December 31, 2013 and 2012, and Year Ended December 31, 2013 With Report of Independent Registered Public Accounting Firm

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012, and Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

The Benefits Plan Administrative Committee

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

June 25, 2014

Houston, TX

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Cash	$28,553	$—
Receivables:
Investment income	1,974	18,056
Notes receivable from participants	55,970,370	46,879,754

Total receivables	55,972,344	46,897,810
Investments, at fair value	1,518,116,857	1,243,815,041

Total assets	1,574,117,754	1,290,712,851
Liabilities
Pending trades	—	4,904,628
Administrative fees payable	222,677	191,467

Total liabilities	222,677	5,096,095

Net assets reflecting investments at fair value	1,573,895,077	1,285,616,756
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,410,741)	(12,769,587)

Net assets available for benefits	$1,569,484,336	$1,272,847,169

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions:
Employer contributions	$88,621,354
Participant contributions	88,383,433
Participant rollovers	6,834,759
Investment income	24,870,947
Interest income on notes receivable from participants	2,153,650
Net appreciation in fair value of investments	191,328,744

Total additions	402,192,887
Deductions:
Benefits paid to participants	113,300,373
Corrective distributions	115,292
Administrative expenses	1,676,217

Total deductions	115,091,882
Other changes in net assets:
Transfers from qualified plans	9,536,162

Net increase	296,637,167
Net assets available for benefits at:
Beginning of year	1,272,847,169

End of year	$1,569,484,336

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2013

1. Description of Plan

The following description of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from National Oilwell Varco, L.P. (the Company). The Company is a wholly owned subsidiary of National Oilwell Varco, Inc.

General

The Plan was established effective April 1, 1987, for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Mergers

The following plans merged and transferred net assets into the Plan as follows:

Plan Name	Effective Date of Merger	Date of Asset Transfer	Amount of Net Assets Transferred
Fiberspar Corporation 401(k) Plan	March 1, 2013	March 1, 2013	$8,475,816
Gill Services Employees 401(k) Profit Sharing Plan	May 1, 2013	May 1, 2013	1,060,346

			$9,536,162

Contributions

Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. The Plan allows participants to designate their salary deferral contributions as Roth contributions. After-tax contributions may be made at 1% to 18% of eligible compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. The Plan provides for the automatic enrollment and payroll deduction of 4% of a new eligible employee’s compensation as soon as practical following 60 days after employment.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The Company matches 100% of the first 4% of each participant’s contribution. The Company may also make a discretionary contribution (the Employer Retirement Contribution) to the Plan. The amount of the Employer Retirement Contribution is determined based upon participants’ eligible salary and years of service. Participants age 50 and older may contribute additional pretax catch-up contributions, subject to IRS limitations. For the year ended December 31, 2013, the Company contributed $42,256,761 of Employer Retirement Contributions. Participants must have completed one year of service in order to receive Company matching and Employer Retirement Contributions.

Each participant may direct the trustee to invest both the participant’s and the Company’s contributions in one or more of the investment options offered by the Plan.

Vesting

Participants are immediately 100% vested in their participant and employer contributions and the related earnings that have been credited to their accounts.

Benefit Payments

The Plan pays lump-sum benefits upon retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.

Participant Loans

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus one percent through payroll deductions and are due in one- to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Wells Fargo, N.A. serves as the Plan’s trustee and holds all investments of the Plan. Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the record date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2013	2012
PIMCO Total Return Instl Fund	$177,609,425	$157,901,365
National Oilwell Varco, Inc. Company Stock	164,308,503	154,022,009
American Funds Growth Fund of America R5	153,707,669	103,273,477
Oakmark International I Fund	139,216,402	102,111,268
Wells Fargo Fixed Income Fund F	109,113,978	95,419,530
Vanguard Mid Cap Index Ins Fund	133,806,115	86,907,095
Invesco Van Kampen Growth & Income I Fund	124,310,727	67,831,251
Vanguard Institutional Index Fund	86,477,846	—
Davis NY Venture Y Fund	—	90,387,341

During 2013, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in fair value as follows:

Common stocks	$26,132,901
Mutual funds	165,195,843

Net appreciation	$191,328,744

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Common collective trust funds: Valued at the NAV of shares held by the Plan at year-end. The NAV is based on the fair value of the underlying investments held by the fund.

Wrapper contracts: Valued at the present value of the difference between fees being paid for the wrappers and future fees that would be paid for a similar market-based wrapper.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Corporate stock	$164,308,503	$—	$—	$164,308,503
Common collective trust funds:
Fixed income funds	—	271,253,429	—	271,253,429
Short-term investment funds	—	57,364,162	—	57,364,162
Mutual funds:
Large growth	153,707,669	—	—	153,707,669
Large blend	86,477,846	—	—	86,477,846
Large value	124,310,727	—	—	124,310,727
Mid-cap blend	133,806,115	—	—	133,806,115
Global real estate	19,726,671	—	—	19,726,671
Small growth	49,411,162	—	—	49,411,162
Small value	55,644,212	—	—	55,644,212
Inflation-protected bond	26,168,434	—	—	26,168,434
Intermediate-term bond	177,609,425	—	—	177,609,425
Foreign large blend	195,086,524	—	—	195,086,524
Money market	—	—	—	—
Wrapper contracts	—	—	98,943	98,943
Self-directed brokerage accounts:
Common stock	2,062,383	—	—	2,062,383
Mutual funds	579,040	—	—	579,040
Short-term investment funds	501,612	—	—	501,612

Total assets at fair value	$1,189,400,323	$328,617,591	$98,943	$1,518,116,857

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Corporate stock	$158,265,232	$—	$—	$158,265,232
Common collective trust funds:
Fixed income funds	—	256,710,010	—	256,710,010
Short-term investment funds	—	45,760,153	—	45,760,153
Mutual funds:
Large growth	103,273,477	—	—	103,273,477
Large blend	90,387,341	—	—	90,387,341
Large value	67,831,251	—	—	67,831,251
Mid-cap blend	86,907,095	—	—	86,907,095
Global real estate	12,283,308	—	—	12,283,308
Small growth	33,336,973	—	—	33,336,973
Small value	35,354,554	—	—	35,354,554
Inflation-protected bond	38,539,316	—	—	38,539,316
Intermediate-term bond	157,901,365	—	—	157,901,365
Foreign large blend	142,004,865	—	—	142,004,865
Money market	13,356,013	—	—	13,356,013
Wrapper contracts	—	—	144,375	144,375
Self-directed brokerage accounts:
Common stock	651,038	—	—	651,038
Mutual funds	496,089	—	—	496,089
Short-term investment funds	612,586	—	—	612,586

Total assets at fair value	$941,200,503	$302,470,163	$144,375	$1,243,815,041

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2013:

Wrapper Contracts
Balance, beginning of year	$144,375
Unrealized losses relating to instruments still held at the reporting date	(45,432)

Balance, end of year	$98,943

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

5. Investment Contracts

The Plan offers an investment called the National Oilwell Varco Stable Value Fund, which is managed by Galliard Capital Management and is comprised of investments in fixed income security funds that are covered by synthetic guaranteed investment contracts (synthetic GICs), which are fully benefit-responsive investment contracts. Within this structure, the Plan owns both the fixed income security funds and the wrapper contracts.

In a synthetic GIC structure, the Plan makes investments in fixed income security funds. To reduce the risk of losses on these investments, the Plan purchases a wrapper contract from an insurance company or bank, which enables Plan participants to transact at a specified contract value by protecting the principal amount invested over a specific period of time.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investments covered by the wrapper contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio.

Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers, and withdrawals into/out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts. The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the contract value are represented in the statements of net assets available for benefits as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

5. Investment Contracts (continued)

The average yield earned by the Plan for all fully benefit-responsive investment contracts for the years ended December 31, 2013 and 2012, was 1.50% and 1.05%, respectively. The average yield earned by the Plan for all fully benefit-responsive investment contracts, with an adjustment to reflect the actual interest rate credited to participants in the Plan, for the years ended December 31, 2013 and 2012, was 1.94% and 2.60%, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In some cases, an investment contract issuer may terminate a contract with the Plan and settle at amounts different from the contract value. Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the investment contract issuer could terminate the contract at the market value of the underlying investments.

6. Related-Party Transactions

Certain investments of the Plan are managed by Wells Fargo, N.A., the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the IRS dated May 12, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and; therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and; therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8. Reconciliation of Financial Statements to Form 5500

Fully benefit-responsive investment contracts are valued at contract value on the statements of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits per the financial statements	$1,569,484,336	$1,272,847,169
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,410,741	12,769,587

Net assets available for benefits per the Form 5500	$1,573,895,077	$1,285,616,756

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income per the Form 5500:

Year Ended December 31 2013
Net increase in net assets available for benefits per the financial statements	$296,637,167
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013	4,410,741
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	(12,769,587)

Net income per the Form 5500	$288,278,321

9. Subsequent Events

Effective December 31, 2013, the Robbins & Myers, Inc. Retirement Savings Plan (R&M Retirement Plan) and the Robbins & Myers, Inc. Savings & Retirement Plan for T-3 Energy Employees (R&M T-3 Plan) were merged into the Plan as a result of the Company’s acquisition of Robbins & Myers, Inc. occurring in 2013. The R&M Retirement Plan and the R&M T-3 Plan transferred net assets of $112.5 million and $25.4 million, respectively, to the Plan on January 2, 2014.

On May 30, 2014, National Oilwell Varco, Inc. completed the spin-off of its distribution business into an independent public company named NOW Inc. Related plan assets of NOW Inc. will transfer to the NOW Inc. 401(k) and Retirement Savings Plan (NOW Plan) in August 2014. The NOW Plan became effective May 30, 2014.

Supplemental Schedule

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Plan No. 001 EIN 76-0488987

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*National Oilwell Varco, Inc.	2,065,994 shares of common stock	$164,308,503
Allianz Global Investors	Allianz NFJ Small Cap Value Fund	55,644,212
American Funds	Growth Fund of America R5	153,707,669
Van Kampen Funds	Invesco Van Kampen Growth & Income Fund	124,310,727
Oakmark Funds	Oakmark International I Fund	139,216,402
PIMCO Funds	PIMCO Total Return Instl Fund	177,609,425
Vanguard	Vanguard FTSE All World Inv Fund	55,870,122
Vanguard	Vanguard Inflation Protected Secs Instl Fund	26,168,434
Vanguard	Vanguard Mid Cap Index Fund	133,806,115
Vanguard	Vanguard Small Cap Growth Index Fund	49,411,162
Vanguard	Vanguard Institutional Index Fund	86,477,846
E.I.I. Realty Securities, Inc.	E.I.I. Global Property Fund	19,726,671
*Wells Fargo	Fixed Income Fund A	33,111,207
*Wells Fargo	Fixed Income Fund D	53,894,338
*Wells Fargo	Fixed Income Fund L	75,133,906
Monumental Life Insurance Co.	Wrapper Contract #MDA00877TR, 5.18%	98,942
*Wells Fargo	Fixed Income Fund F	109,113,978
*Wells Fargo	Short Term Investment Fund G	57,364,162
Various	Self-directed brokerage accounts	3,143,036
*Participant loans	Various maturities and interest rates ranging from 3.25% to 10.5%	55,970,370

		$1,574,087,227

*	Party in interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

June 25, 2014	/s/Dwight W. Rettig
Date	Dwight W. Rettig
Member of the National Oilwell Varco Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm